

UNITED STATES
SECURITIES AND 16022108 COMMISSION
Washington, D.C. 20549



| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-31654 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 08-01-2015 (MM/DD/YY) AND ENDING 07-31-2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GENERAL SECURITIES CORP**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2007 FAYETTE
(No. and Street)

| NORTH KANSAS CITY | MO | 64116 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVE MILLER — 816-472-7170
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC. dba EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

| 1901 KOSSUTH STREET | LAFAYETTE | IN | 47905 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**



**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, DAVID S MILLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GENERAL SECURITIES CORP, as of JULY 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title


ROSE M LOWERY
Notary Public, State of Indiana
Tippecanoe County
Commission # 685957
My Commission Expires
May 25, 2024

9-21-16

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

## INDEPENDENT AUDITOR'S REPORT

The Board of Directors
GENERAL SECURITIES CORP.
North Kansas City, Missouri

We have audited the accompanying statement of financial condition of GENERAL SECURITIES CORP. (an Illinois corporation), as of July 31, 2016 and the related statements of income and stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of GENERAL SECURITIES, CORP.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GENERAL SECURITIES, CORP. as of July 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Requirements – Schedule I has been subjected to audit procedures performed in conjunction with the audit of GENERAL SECURITIES CORP.'s financial statements. The supplemental information is the responsibility of GENERAL SECURITIES CORP.'s management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Requirements – Schedule I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

*SHEDJAMA, INC.*
*dba EDWARD OPPERMAN, CPA*
*LAFAYETTE, INDIANA*
*SEPTEMBER 20, 2016*

GENERAL SECURITIES CORP

STATEMENT OF FINANCIAL CONDITION

AS OF JULY 31, 2016

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 108,681 |
| Cash with clearing organization | | 50,198 |
| Receivable from clearing organization | | 5,102 |
| Other receivables | | 1,384 |
| Prepaid expenses | | 900 |
| Property plant and equipment, net of accumulated depreciation of $134,385 | | - |
| Deferred Taxes, net of valuation allowance of $16,022 | | 2,590 |
| **TOTAL ASSETS** | $ | 168,855 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Accounts payable and accrued expenses | $ | 7,000 |
| Payroll and related taxes | | 5,802 |
| Commission payable | | 14,573 |
| Income taxes payable | | 519 |
| **TOTAL LIABILITIES** | | 27,894 |
| | | |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock (Par value $1)<br>Shares authorized: 30,000; Shares issued and outstanding: 28,000 | | 28,000 |
| Additional Paid In Capital | | 87,848 |
| Retained Earnings | | 410,613 |
| Treasury Stock | | (385,500) |
| **TOTAL STOCKHOLDERS' EQUITY** | | 140,961 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ | 168,855 |

**GENERAL SECURITIES CORP**

**STATEMENT OF INCOME**

**FOR THE YEAR ENDED JULY 31, 2016**

| | | |
|---|---|---|
| **REVENUE** | | |
| Commissions and fees | $ | 321,622 |
| Other | | 2,768 |
| **TOTAL REVENUE** | | 324,390 |
| | | |
| **EXPENSES** | | |
| Accounting and audit | $ | 7,000 |
| Clearing and execution charges | | 54,316 |
| Commission expense | | 24,011 |
| Compensation and related benefits | | 152,182 |
| Contributions | | 228 |
| Depreciation | | 555 |
| Dues and publications | | 1,427 |
| Insurance | | 37,625 |
| Miscellaneous | | 1,369 |
| Occupancy | | 14,699 |
| Office expenses | | 11,261 |
| Profit sharing administration | | 1,810 |
| Regulation and fees | | 15,199 |
| **TOTAL OPERATING EXPENSES** | | 321,682 |
| | | |
| **INCOME BEFORE INCOME TAX PROVISION** | | 2,708 |
| Income tax provision | | 619 |
| **NET INCOME** | $ | 2,089 |

*THE ACCOPMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS*

GENERAL SECURITIES CORP

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED JULY 31, 2016

| | Capital Stock | Additional Paid-In Capital | Retained Earnings | Treasury Stock | Total |
|---|---|---|---|---|---|
| **Balance at August 1, 2015** | **$ 28,000** | **$ 87,848** | **$ 408,524** | **$ (385,500)** | **$ 138,872** |
| Additional Paid In Capital | - | - | - | - | - |
| Stock Issue | - | - | - | - | - |
| Purchase of Shares | - | - | - | - | - |
| Distributions | | | - | - | - |
| Net Income | - | - | 2,089 | - | 2,089 |
| **Balance at July 31, 2016** | **$ 28,000** | **$ 87,848** | **$ 410,613** | **$ (385,500)** | **$ 140,961** |

**GENERAL SECURITIES CORP**

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED JULY 31, 2016**

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net Income | $ 2,089 |
| Adjustment to reconcile income to net cash provided by operating activities | |
| Depreciation | 555 |
| (Increase) decrease in operating assets: | |
| Commissions receivable | 891 |
| Accounts receivable | (1,384) |
| Increase (decrease) in operating liabilities: | |
| Accounts payable | (750) |
| Payroll and related taxes | 2,935 |
| Commissions payable | (1,450) |
| Income tax payable | (923) |
| Net Cash Provided by Operating Activities | 1,963 |
| Net increase (decrease) in cash | #REF! |
| Cash - beginning of year | 106,718 |
| Cash - end of year | #REF! |

**GENERAL SECURITIES CORP**

**COMPUTATION OF NET CAPITAL REQUIREMENTS**

**AS OF JULY 31, 2016**

| | | |
|---|---|---|
| Total ownership equity from Statement of Financial Condition | $ | 140,961 |
| less nonallowable assets from Statement of Financial Condition | | (4,275) |
| Net capital before haircuts on securities positions | $ | 136,686 |
| Haircuts on securities | | (740) |
| Net Capital | $ | 135,946 |
| | | |
| Aggregate Indebtedness | | 27,894 |
| Net capital required based on aggregate indebtedness (6-2/3%) | | 1,861 |
| | | |
| **Computation of Basic Net Capital Requirement** | | |
| Bala Minimum net capital required | $ | 50,000 |
| Excess Net Capital | $ | 85,946 |
| | | |
| Total aggregate indebtedness | $ | 27,894 |
| (A) - 10% of total aggreate indebteness | $ | 2,789 |
| (B) - 120% of minimum net capital requirement | $ | 60,000 |
| | | |
| Net Capital less the greater of (A) or (B) | $ | 75,946 |
| | | |
| Percentage of Aggregate Indebtedness to Net Capital | | 20.52% |

## NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—GENERAL SECURITIES CORP (the Firm) was incorporated in the state of Missouri on August 21, 1969. The firm is registered with the Securities and Exchange Commission. The Firm's principal business activity is the sale of securities and doing business as a $50,000 non-carrying, non-custodian broker-dealer. The Firm is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

   The Firm does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, the Firm meets the exceptive provisions of Rule 15c3-3. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of July 31, 2016.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution, and money market accounts. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for this year.

e. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Property, Plant, Equipment and Depreciation—Property plant and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. Depreciation expense amounted to $555 for the year ended July 31, 2016. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

g. Advertising—The Firm's advertising costs are expensed as incurred. During the year ended July 31, 2016 advertising costs of $100 were incurred.

h. Marketable Securities—The Firm reports its marketable securities as trading securities and are recorded at fair value. Fair value is determined by closing market price at July 31, 2016 which falls in the Level 1 hierarchy level as described in SFAS 157 *Fair Value Measurements.* Realized and unrealized gains and losses are recorded in current earnings.

**NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

i. Operating Leases—The Firm leases office space on a month to month basis. No future minimum payments are required.

**NOTE 2: INVESTMENT SECURITIES**

At July 31, 2016, securities are stated at current market value. The resulting difference between cost and market is included in operations.

**NOTE 3: RECEIVABLES AND PAYABLES FROM AND TO BROKERS**

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At July 31, 2016 there were receivables of $5,102 and payables of $14,573 accrued.

**NOTE 4: NET CAPITAL REQUIREMENTS**

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $50,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. As of July 31, 2016, net capital as defined by the rules, equaled $135,946. The ratio of aggregate indebtedness to net capital was 20.52%. Net capital in excess of the minimum required was $75,946.

**NOTE 5: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES**

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

**NOTE 6: COMMON STOCK**

The Firm has one class of common stock that has equal rights, preferences, qualifications, limitations and restrictions. At July 31, 2016 the Firm had 30,000 shares authorized, 28,000 shares issued and outstanding with a par value of $1.00 per share.

**NOTE 7: CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS**

Cash of $0 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. None of this amount represents customer funds.

## NOTE 8: FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement." SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. In February 2008, the FASB released FASB Staff Position (FSP) 157-2, "Effective Date of FASB Statement No. 157," which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Firm adopted SFAS No. 157 for financial assets and liabilities during the year ended July 31, 2009.

SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy required that the Firm maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are as follows:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices or similar assets and liabilities in active markets, similar assets and liabilities in markets that are not active or can be corroborated by observable market data.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flows methodologies and similar techniques that use significant unobservable inputs.

## NOTE 9: FAIR VALUE MEASUREMENTS

As of July 31, 2016, the Firm held certain financial assets and liabilities that are required to be measured at fair value on a recurring basis. The following table presents information on these assets and liabilities as well as the fair value hierarchy used to determine their fair value.

| | Level 1: Quoted Prices in Active Markets for Identical Assets | Total Fair Value at July 31, 2016 |
|---|---|---|
| **AS OF JULY 31, 2016** | | |
| Cash | $ 71,671 | $ 71,671 |
| Money Market Account | 37,010 | 37,010 |
| Cash with clearing organization | 50,198 | 50,198 |
| **TOTAL** | $ 158,879 | $ 158,879 |

## NOTE 10: COMMITMENTS AND CONTINGENCIES

On January 25, 2002, the Firm entered into an agreement with Southwest Securities, Inc. (the organization) whereby the organization will execute and clear securities transactions for the Firm on a fully disclosed basis. The original term of the agreement was for one year and is automatically renewable until written notice of termination is given 30 days prior to termination date. Under the terms of the agreement, the Firm is prohibited from entering into a similar agreement with another broker/dealer without prior approval from the organization. The Firm has deposited $50,198 with the organization to assure the Firm's performance under the agreement. This amount is included in "Deposits with Clearing Organization" on the statement of financial condition. As of January 26, 2016 Southwest Securities, Inc. merged with Hilltop Holdings, Inc.

---

**NOTE 11: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)**

- There were no material reconciling items between the July 31, 2016 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

**NOTE 12: EXEMPTION UNDER RULE 15c3-3**

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k) (2) (ii) "All customer transactions are cleared through another broker-dealer on a fully disclosed basis" the exemption has been maintained. During the year ended July 31, 2016 there are no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

**NOTE 13: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3**

A computation of reserve requirement is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k) (2) (ii).

**NOTE 14: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3**

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k) (2) (ii).

**NOTE 15: DEPOSITS WITH CLEARING ORGANIZATIONS**

The Firm maintains a cash deposit with a clearing organization. The deposit is required as part of agreements disclosing that the organization will act as clearing broker for the Firm. The clearing broker is Southwest Securities, Inc. which merged with Hilltop Holdings, Inc. on January 25, 2016. The balance on deposit at July 31, 2016 was $50,198.

**NOTE 16: EMPLOYEE BENEFIT PLAN**

The Firm has a non-qualified employee medical reimbursement plan. The plan was designed to assist employees (participants) in providing for medical and dental bills. The employees contribute from their payroll checks through payroll deductions. The funds are deposited in a separately maintained cash account. There is also a separately recorded liability representing the funds contributed by employees.

**NOTE 17: RETIREMENT PLAN**

The Firm adopted a retirement plan effective August 1, 1995. The plan is a 401K plan. To be eligible, employees must be at least 18 years of age, complete 1,000 hours of service per year, and have completed at least one year with the Firm. Employees are allowed to make elective deferrals to the plan. The employer may make matching contributions to the accounts of all participants who make elective deferrals to the plan. Employee contributions to the plan are 100% vested at the time they are made. Employer contributions are fully vested after five years of service with the Firm. The Firm made no matching contributions to the plan for the year ended July 31, 2016.

**NOTE 18: INCOME TAX EXPENSE**

At July 31, 2016, the provision for income taxes consists of the following components. Federal tax expense was $368 with a payable of $368. State tax expense was $151 with a payable of $151. Tax years ending after July 31, 2013, remain subject to examination by taxing jurisdictions.

**NOTE 19: INCOME TAXES**

The firm follows ASC subtopic 740-10 (formerly Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes") for recording the provision for income taxes. ASC 740-10 requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled. Deferred income tax expenses or benefits are based on the changes in the asset or liability each period. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they related. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending n the periods in which the temporary differences are expected to reverse.

The Firm's deferred tax asset is a follows. Net deferred tax asset at the beginning of the year was $2,590. There were no additions of amounts used during the current year. The net deferred tax asset as of July 31, 2016 was $2,590.

The entire deferred tax asset recorded on the books was created from charitable contributions made by the Firm. Deduction were limited by the Internal Revenue Service to a percentage of the taxable income. The charitable contributions will be deductible in future years based upon the Firm's taxable income. No additional benefits from the charitable contributions have been recognized by the Firm because of the uncertainty of as to when, if any, the benefits will be realized.

**NOTE 20: SUBSEQUENT EVENTS**

Subsequent events have been evaluated through September 20, 2016, which is the date the financial statement were issued.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
GENERAL SECURITIES CORP.
North Kansas City, Missouri

In planning and performing our audit of the financial statements of GENERAL SECURITIES CORP. as of and for the year ended July 31, 2016, in accordance with auditing standards generally accepted in the United States of America, we considered GENERAL SECURITIES CORP.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of GENERAL SECURITIES CORP.'s internal control. Accordingly, we do not express an opinion on the effectiveness of GENERAL SECURITIES CORP.'s internal control. Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by GENERAL SECURITIES CORP., including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because GENERAL SECURITIES CORP. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of GENERAL SECURITIES CORP. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

(CONTINUED)

(CONTINUED)

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that GENERAL SECURITIES, CORP.'s practices and procedures, as described in the second paragraph of this report, were adequate at September 20, 2016, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



*SHEDJAMA, INC.*
*dba EDWARD OPPERMAN, CPA*
*LAFAYETTE, INDIANA*
*SEPTEMBER 20, 2016*


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Board of Directors
GENERAL SECURITIES CORP.
North Kansas City, Missouri

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the July 31, 2016 Part IIA filing.

Conclusion: There were no differences between the audited and unaudited net capital computation.



*SHEDJAMA, INC.*
*dba EDWARD OPPERMAN, CPA*
*LAFAYETTE, INDIANA*
*SEPTEMBER 20, 2016*

***GENERAL SECURITIES CORP***
***BROKER DEALER EXEMPTION REPORT***
***SEC RULE 15 C 3-3***
***JULY 31, 2016***


EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT

***EDWARD OPPERMAN, CPA***
***CERTIFIED PUBLIC ACCOUNTANT***
***"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"***


CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN
CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

## *REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM*

The Board of Directors
GENERAL SECURITIES CORP
North Kansas City, MO 64116

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers, in which GENERAL SECURITIES CORP (the Firm) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. § 240. 15c3-3: ***(k) (2) (ii) All customer transactions cleared through another broker-dealer on a fully disclosed basis***, and the Firm stated that the Firm met the identified exemption provisions throughout the most recent fiscal year without exception. The Firm's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph ***(k) (2) (ii)*** of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

***SHEDJAMA, INC.***
***dba EDWARD OPPERMAN, CPA***
***1901 KOSSUTH STREET***
***LAFAYETTE, IN***
***SEPTEMBER 20, 2016***


General Securities Corp.™

2007 Fayette
N. Kansas City, MO 64116

816 472-7170
800 873-4365
FAX 816 472-0317

**EXEMPTION**

During the fiscal year, ended July 31, 2016, to the best knowledge and belief of David S. Miller, President and chief compliance officer, states that General Securities used exemption 15c3-3)2 (ii) in that GSC was an introducing broker dealer, cleared all transactions with and for customers on a fully disclosed basis without exceptions with Hilltop Securities and GSC promptly transmitted all customer funds and securities to Hilltop Securities which carried all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. General Securities maintained Hilltop Securities as their clearing broker through-out the entire fiscal year.

David S. Miller
President

Sept 13 2016
Dated